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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-21818

(Check One):

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

    For Period Ended: 9-30-99

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended: _________________________________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

                             DAW TECHNOLOGIES, INC.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

                 2700 SOUTH 900 WEST SALT LAKE CITY, UTAH 84119
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (e)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

          [ ]            (a)     The reasons described in reasonable detail in
                                 Part III of this form could not be eliminated
                                 without unreasonable effort or expense;

          [X]            (b)     The subject annual report, semi-annual report,
                                 transition report on Form 10-K, Form 20-F,
                                 11-K, Form N-SAR, or portion thereof, will be
                                 filed on or before the fifteenth calendar day
                                 following the prescribed due date; or the
                                 subject quarterly report of transition report
                                 on Form 10-Q, or portion thereof will be filed
                                 on or before the fifth calendar day following
                                 the prescribed due date; and

          [ ]            (c)     The accountant's statement or other exhibit
                                 required by Rule 12b-25(c) has been attached
                                 if applicable.

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                              PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-CAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit 1


                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                MIKE SCHIFSKY              801          977-3100  EXT 859
        ---------------------------     -----------     ------------------
                    (Name)              (Area code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                [X] Yes  [ ] No
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(3)             Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [ ] No

                If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 16, 1999                By      /s/ MICHAEL J. SCHIFSKY
     ---------------------                 -------------------------------------
                                           Michael J. Schifsky CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C. 1001
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                                                 (Attach Extra Sheets If Needed)
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                            Exhibit 1 To FORM 12b-25


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          NOTIFICATION OF LATE FILING

                             PART III -- NARRATIVE

Daw Technologies, Inc. provides ultra-clean manufacturing environments used by microelectronics industry and is currently undergoing significant re-organizational changes as a result of the severe and prolonged down-turn in capital spending by the semiconductor industry. The re-organization efforts have put a strain on the Company's accounting staff that has resulted in the delay of this filing. The 10Q was completed on 15 November but due to an unexpected crash of the Company's e-mail system that day, we the Company was not able to transmit the completed 10Q to its agent in time for a timely filing.